Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

The LEGATO
Systems Story
LEGATO
Writing the
Next Chapter

David B. Wright

Chairman & CEO

July 8, 2003

David B. Wright Chairman & CEO July 8, 2003

EMC2

LEGATO

LEGATO…into the future

■	Customers demanding complete solutions to manage all their information

■	Legato well-positioned in core markets and in high-growth opportunities in content and messaging management

■	However… the combined opportunity is greater

■	Create the most complete ILM software vendor in the industry

■	More resources to capture market opportunities

■	Accelerate growth and profitability

EMC, Strengthening Our Position

■	Shared vision around Information Lifecycle Management approach, with focus on delivering protection, availability and access solutions

■	EMC’s scale…

■	Extensive R&D resources

■	Global distribution and world-class support

■	Financial strength

■	Highly complementary fit (products, sales)

■	Cultural fit – we know the team well

■	EMC’s commitment to Open Software

■	Legato to operate as a division of EMC to maximize software sales

Information Lifecycle Management: 7 Steps

Business
Need
Collect/
Organize
Protect/
Recover
Replicate/
Monitor
Access/Share
Migrate/
Archive
Delete/
Destroy
Policy Mgmt.
App Knowledge

Requirement:
- **Access**
- **Availability**
- **Protection**

LEGATO

Information Lifecycle Management: 7 Steps

[GRAPHIC]

Business Goal:	Requirement:
Automate the management and protection of information… for business value	- Access - Availability - Protection

Partners are Required to Deliver ILM

SIs
(Implementation)
Services &
Consulting
ISVs
Capture, Search,
Storage
Application
Software
Channel
Partners
Hardware
Servers, Storage,
Scanners
Training

LEGATO

Partners are Required to Deliver ILM

[GRAPHIC]

LEGATO's ILM Framework

LEGATO / EMC
Services & Partners
Services/ Consulting
Collect/ Organize
ApplicationXtender/
EmailXtender
Protect/ Recover
NetWorker/
AlphaStor
EDM
Replicate/ Monitor
RepliStor/
AAM/CSBS-AA
HighRoad
PowerPath
SRDF/Timefinder/…
Access/ Share
ApplicationXtender/EmailXtender
OnCourse
Migrate/ Archive
DiskXtender/
ArchiveXtender
Avalon
Delete/ Destroy
DiskXtender/
EmailXtender/
AlphaStor
Management Software
ControlCenter
VisualSAN
VisualSRM

LEGATO

LEGATO’s ILM Framework

[GRAPHIC]

EMC & LEGATO: Great Strategic Fit

~450 Software engineers

Leading Technology
Customer Base
Distribution & Support

~31,000 customers

~500 Customer Facing Personnel
~400 Channel Partners

Additional Software "DNA"

LEGATO

EMC & LEGATO: Great Strategic Fit

[GRAPHIC]

EMC Product Map

EMC[2]

Enterprise SRM	Storage Resource Management	ControlCenter Family / VisualSAN / VisualSRM

Storage Infrastructure Software	Distributed File System	HighRoad
	Volume Mgmt. and Virtualization	PowerPath Volume Manager
Application Monitoring and Availability (Clustering)
	Network Load Balancing	PowerPath
	On-Board Replication	SRDF / TimeFinder / SnapView / MirrorView / SANCopy
Server-Based Replication

Data Management Software	Backup and Recovery	EDM
Media Management
	Replication Management	Replication Manager / Symmetrix Data Mobility Manager
	HSM and Archive	Avalon
Content Management
	Content Distribution	OnCourse

EMC & Legato: Great Product Fit

EMC2 / LEGATO
Enterprise SRM	Storage Resource Management	ControlCenter Family / VisualSAN / VisualSRM
Storage Infrastructure Software	Distributed File System	HighRoad
	Volume Mgmt. and Virtualization	PowerPath Volume Manager
	Application Monitoring and Availability (Clustering)	Application Availability Manager / Co-Standby Server
	Network Load Balancing	PowerPath
	On-Board Replication	SRDF / TimeFinder / SnapView / MirrorView / SANCopy
	Server-Based Replication	RepliStor
Data Management Software	Backup and Recovery	EDM	NetWorker
	Media Management	AlphaStor
	Replication Management	Replication Manager / Symmetrix Data Mobility Manager
	HSM and Archive	Avalon	DiskXtender / EmailXtender / ArchiveXtender
	Content Management	ApplicationXtender
	Content Distribution	OnCourse

EMC & LEGATO: Powerful Combination

based on 2002 data

	EMC	Legato	Combined
	$5.5B	$280M	$5.8B
Revenues	Systems—$2.996B Software—$1.249B Services—$1.275B	Systems—N/A Software—$138M Services—$142M	Systems—$2.996B Software—$1.387B Services—$1.417B

SW license revenue as% of total	23%	49%	24%

Assets	$9.6B	$472M	$10.1B

Employees	17,200	1,500	18,700

Totals may not foot and may not agree to other schedules due to rounding

LEGATO, a division of EMC

Structure:

■	LEGATO’s sales/distribution will remain independent to maintain our focus on open software, led by David Wright and other members of senior management team.
■	David Wright will be President of LEGATO division and EVP of EMC

Sales:

■	We will leverage EMC’s Global Account presence and direct sales organization to accelerate revenue growth
■	Over time, our independent selling capability will be leveraged to sell additional Open Software products
■	Our sales org remains as-is, focused on revenue growth

LEGATO, a division of EMC

Product & Development:

■	Development brought together under one team, matrixed with Mark Lewis, EVP, Open Software and CTO of EMC

■	EMC will continue to support EDM & offer free customer upgrades to NetWorker

■	NetWorker will become the primary backup/recovery offering…we will incorporate key EDM features

■	LEGATO brand retained

Announcement Specifics

■	On July 8th EMC announced their intent to acquire LEGATO in an all-stock deal valued at approximately $1.3 billion USD.

■	Based on LGTO stock price over last 30-60 days, represents a 17-27% premium; based on price as of 7/7/03, represents a 16% premium.

■	Stock exchange ratio: 0.9 shares of EMC for every share of LEGATO.

■	Deal anticipated to close in Q403.

■	Requires LEGATO shareholders’ approval via proxy vote. The deal also requires customary regulatory approvals.

EMC2

LEGATO

Information. Leadership. Always.

LEGATO®

Keeping the World's Business-Critical Information Available

www.legato.com

Information. Leadership. Always.

[LOGO]

Keeping the World’s Business-Critical Information Available

www.legato.com

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO, SYSTEMS, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

Legato, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Legato stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Legato is set forth in Legato’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.